SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 11, 2015

I. Date, Time and Place: August, 11th 2015, at 02:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo (“Company”). II. Attendance: All the members of the Board of Directors of the Company, elected in the Annual General Meeting occurred on April, 30th 2015. III. Presiding board: As a chairman off the meeting, Mr. Henrique Constantino, who invited me, Claudia Karpat, to act as secretary of the meeting. IV. Calling: Waived, due to the attendance of all the members of the Board of Directors. V.  Agenda: To pass resolutions on the following matters: (i) approval of the Financial Statements of the Company for the second quarter of 2015, with special revision by Ernst & Young Auditores Independentes S.S.; (ii) granting the Restricted Shares Awards and Stock Options relating to the fiscal year 2015; (iii) update of the Manual for Disclosure and Use of Information and Trading Policy for Securities issued by the Company (“Disclosure Policy”); (iv) approval of the Transaction Policy Manual with Related Parties; (v) approval of the amendment to the bylaws of the Statutory Audit Committee; (vi) approval of the filing of the Ethic Code and the Conduct Manual, in the Relations Investor website and other applicable channels; (vii) approval of granting of guarantee from the Company to VRG Linhas Aéreas S.A. (“VRG”), its controlled company, in order to guarantee the performance of VRG´s obligations under the aircraft lease agreement of two boeing aircrafts, with serial number MSN 39627 and MSN 41177, entered into between VRG and Wells Fargo Bank Northwest, National Association (not in its individual capacity, but acting only as its owner fiduciary); (viii) the execution, by the subsidiary of the Company, Gol LuxCo S.A (“Gol LuxCo”) as borrower, of a credit agreement, with Morgan Stanley Senior Funding, Inc., as administrative agent representing the interests of the creditors (“Morgan Stanley”), in an aggregate principal amount of up to U.S.$300,000,000 (three hundred millions US Dollars), with maturity date of 5 (five) years (“Credit Agreement” and “Loan”, respectively), as well as granting personal guarantee by the Company together with VRG Linhas Aereas S.A (“VRG” and, together with the Company, the “Guarantors”), in order to assure the fulfillment of the obligations assumed by Gol LuxCo under the Credit Agreement; (ix) the execution by Gol LuxCo, as borrower, of a reimbursement agreement, with Delta Air Lines Inc., as a backstop guarantor of the Credit Agreement (“Delta”) and Banco Citibank S.A., as collateral agent (“Citibank” and (Reimbursement Agreement”, respectively), under which Gol LuxCo agreed to pay to Delta, a sum equal to the amount so paid by Delta resulting from the guarantee to be provided under the Credit Agreement, plus interest provided for in Reimbursement Agreement, as well as granting of personal guarantee by the Company together with VRG, in order to assure the fulfillment of the obligations assumed by Gol LuxCo under the Reimbursement Agreement; (x) the granting of collateral by the Company in order to guarantee the obligations assumed by Gol LuxCo e Guarantors under the Reimbursement Agreement, through the execution of a share, assets and credit rights pledge agreement  between the Company, Delta, Citibank and Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“Citi Corretora” and “Pledge Agreement”, respectively), under which it will be established the pledge over shares of Smiles S.A. (CNPJ/MF No. 15.912.764/0001-20) (“Smiles”) owned by the Company; (xi) opening of a cash collateral account and a brokerage account with Citibank e Citi Corretora, respectively, through the execution of the (a) “Controlled Account Services Agreement, Collateral Agent and Other Conditions”, with Delta, Citibank and Citi Corretora (“Controlled Account Agreement”), and the (b) “Agreement For Conducting Transactions In The Markets Managed By The Stock, Commodities And Futures Exchange Markets And/Or Entity In The Over-The-Counter Organized Market” with Citi Corretora (“Brokerage Account Agreement”); (xii) authorize the Company’s officers and attorneys to take all necessary measures and to practice all necessary acts to implement the resolutions to be approved regarding from items “viii” to “xii”, as well as ratify the previous acts practiced by the officers and/or attorneys in these terms, as applicable. VI. Resolutions: First of all, it is hereby acknowledged that the Director Edward H. Bastian informed the other Directors of his impediment, exclusively regarding from item “viii” to “xii” of the Agenda, pursuant to article 156 of the Brazilian Corporations Law, clarifying that his interest arises from his position as executive officer of Delta Air Lines, Inc., and, thus, he left the room when the starting the discussion of these items. After the necessary explanations were provided, were approved, by unanimous vote: (i) the Financial Statements for the second quarter of 2015, with special review issued by Ernst & Young Auditores Independentes S.S. (“E&Y”). Accordingly, one copy of the Financial Statements, after having been approved and initialed by the Chairman and the Secretary of the Meeting, will be filed with the head-office of the Company and disclosed as required by law; (ii) granting of (a) one million, nine-hundred and thirty thousand and eight-hundred and forty-four (1.930.844) Stock Options referring for fiscal year 2015, under the terms of the Long Term Incentive Plan – Stock Option Plan (“Options”), approved at the Special Shareholders´ Meeting held on October 19, 2012; and (b) one million, two-hundred and seven thousand, and thirty-seven (1.207.037) awards, granting the beneficiaries thereof the right to receive Restricted Shares (“Restricted Shares Awards”) referring to fiscal year 2015, under the terms of the Long-Term Incentive Plan – Restricted Shares Plan, approved at the Special Shareholders´ Meeting held on October 19, 2012. The granting date of the Options and of the Restricted Shares Awards for the beneficiaries of each Plan, for all matters, shall be April 30, 2015 (“Granting Date”), as approved by the People Management and Corporate Governance Committee, which also approved the list of beneficiaries with the respective amounts of options and/or restricted shares granted, under the terms of the respective Plans; (iii) the update of the Disclosure Policy of the Company (annex I), which is disclosed in the Investor Relations website; (iv) the approval of the Transaction

Policy Manual with Related Parties (Annex II), which will be disclosed in the Investor Relations Website and other applicable channels (CVM / BM&FBovespa and Securities and Exchange Comission – SEC); (v) the amendment and consolidation of the bylaws of the Statutory Audit Committee (Annex III); (vi) the filing of Ethic Code and the Conduct Manual of the Company, in its Relations Investor website and other applicable channels; (vii) granting of guarantee from the Company to VRG, in order to guarantee the performance of VRG´s obligations under the aircraft lease agreement entered into between VRG and Wells Fargo Bank Northwest, National Association (not in its individual capacity, but acting only as its owner fiduciary), relating with two Boeings aircraft, with serial number MSN 39627 and MSN 41177. The Board of Executive Officers being since now authorized to execute any documents relating to this resolution and transaction; (viii) the execution of the Credit Agreement, and the granting by the Company of personal guarantee, unconditionally and irrevocably, to guarantee the fulfillment of the obligations assumed by Gol LuxCo under the Credit Agreement, to be formed in accordance with applicable regulations; (ix) the execution of the Reimbursement Agreement, and the granting by the Company of personal guarantee, unconditionally and irrevocably, to guarantee the fulfillment of the obligations assumed by Gol LuxCo under the Reimbursement Agreement, to be formed in accordance with applicable regulations; (x) the granting of a secured collateral by the Company, through the execution of the Pledge Agreement, in order to guarantee the fulfillment of the obligations assumed by Gol LuxCo and Guarantees under the Reimbursement Agreement. The mentioned agreement will include (i) the pledge of ordinary shares of Smiles owned by the Company (“Pledged Shares”), in an amount equivalent to 200% (two hundred percent) of the sum of (1) the outstanding amount of the Credit Agreement; and (2) the outstanding amount of the Reimbursement Agreement, minus the value indicated in item (1) above (“Collateral Coverage Ratio”), observing that the value of the Pledged Shares shall be calculated based on its market value and US Dollars, as calculated on the respective calculation date; (ii) all dividends or interest on capital related to the Pledged Shares, as well as any and all credit rights, present or future, resulting from the sale or transfer of any Pledged Shares to third parties, during the term of the Pledge Agreement, or from the redemption or payment of the Pledged Shares; (iii) all credit rights related to the brokerage account to be opened by the Company, including rights on any assets that may be deposited therein at any time during the term of the Pledge Agreement; and (iv) all credit rights related to a cash collateral account to be opened by the Company, arising out of the Pledged Assets, including (a) rights of any assets resulting from the Pledged Assets that may be deposited thereon at any time during the term of the Pledge Agreement, (b) any and all amounts held from time to time in the Cash Collateral Account and (c) the permitted investments. The officers of the Company are hereby authorized to, during the duration period of the Reimbursement Agreement, pledge additional shares in order to recompose the Collateral Coverage Ratio, according to the terms to be established in the Pledge Agreement; (xi) opening of a cash collateral account and a brokerage account, by the execution of the Controlled Account Agreement and the Brokerage Account

Agreement, respectively; (xii) authorization to the Company’s officers and attorneys to take all to take all necessary measures, practice all necessary acts and sign all necessary documents to implement the approved resolutions, being allowed to negotiate and determinate the terms and conditions of the Credit Agreement, Reimbursement Agreement, Pledge Agreement, Controlled Account Agreement and Brokerage Account Agreement and other related documents, including, but not limited to, the payment method, compensation, credit value, as well as renounce rights, in accordance with the best market practices. All acts previously performed by the directors and/or attorneys in these terms, are hereby ratified. VII. Adjournment of the Meeting and Drawing-up of these Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for the drawing-up of these minutes. After the meeting was reopened, these minutes were read, checked and signed by attendees. Signatures: Presiding Board: Henrique Constantino – President; Claudia Karpat – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Henrique Constantino, Ricardo Constantino, Joaquim Constantino Neto, Edward H. Bastian, Antonio Kandir, Luiz Kaufmann and Richard Freeman Lark Jr.  I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, August 11th, 2015.

_____________________________ Henrique Constantino Chairman	_____________________________ Claudia Karpat Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.